FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	February	………………………………………… ,	2020

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	February 13, 2020	By...../s/………Sachiho Tanino ……………
(Signature)*

Sachiho Tanino
General Manager
Consolidated Accounting Division
Finance & Accounting Headquarters
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice Regarding Features of Issuance of Stock - Type Compensation Stock Options

February 13, 2020
Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
Tokyo (First Section) and other Stock Exchanges

Inquiries:
Sachiho Tanino
General Manager
Consolidated Accounting Div.
Finance & Accounting Headquarters
+81-3-3758-2111

Notice Regarding Features of Issuance of Stock - Type Compensation Stock Options

At a Board of Directors meeting held on February 13, 2020, Canon Inc. (the “Company”) passed a resolution regarding the specific details of issuance of stock acquisition rights as stock-type compensation stock options to an Executive Officer of the Company as follows.

1.	Purpose of Issuance of Stock-Type Compensation Stock Options

The purpose of issuance of stock-type compensation stock options to its Executive Officer is to provide an incentive for the Executive Officer to contribute to the improvement of operating results and higher corporate value through sharing the benefits and risks of share price fluctuations with the Company’s shareholders.

2.	Details of the Stock - Type Compensation Stock Options

(1)	Date of allotment of stock acquisition rights and date on which payment shall be made in exchange for the stock acquisition rights

March 25, 2020

(2)	Grantees of the stock acquisition rights, the number of the stock acquisition rights to be granted per grantee, and the total number of the stock acquisition rights to be granted

The grantees of the stock acquisition rights, the number of the stock acquisition rights to be granted per grantee, and the total number of the stock acquisition rights to be allocated are as follows. The number of stock acquisition rights to be granted is subject to the grantee’s application for the subscription of the stock acquisition rights. If the applied number is less than the number to be granted, such applied number of share options shall be granted.

Grantees of the Stock Acquisition Rights	Number of Grantees	Number of Stock Acquisition Rights
Executive Vice President	1	103

(3)	Name of the stock acquisition rights

Stock Acquisition Rights of Canon Inc. Issued in March of 2020

(4)	Class and number of shares to be acquired upon exercise of the stock acquisition rights

The class of shares to be acquired upon exercise of the stock acquisition rights shall be shares of common stock of the Company, and the number of shares to be acquired upon exercise of each stock acquisition right (the “Number of Shares Acquired”) shall be 100 shares; provided, however, that in the case that the Company conducts a share split (including an allotment without consideration (musho-wariate) of shares of common stock of the Company; the same shall apply to all references to the share split herein) or share consolidation on and after the date on which the stock acquisition rights shall be allotted as set forth in (1) above (the “Allotment Date”), the Number of Shares Acquired shall be adjusted in accordance with the following formula, rounding down any fraction of less than one (1) share resulting from such adjustment.

Number of Shares Acquired after = adjustment	Number of Shares Acquired before X adjustment	Ratio of share Split or share consolidation

In addition to the above, in any event that makes it necessary to adjust the Number of Shares Acquired, including a merger and company split, on and after the Allotment Date, the Company may make appropriate adjustment to the Number of Shares Acquired within a reasonable range.

(5)	Method of calculation of Allotment Price

The price to be paid in exchange for stock acquisition rights (the “Allotment Price”) shall be obtained by multiplying the fair value of stock acquisition right per share on the Allotment Date, and the total number of the stock acquisition rights allotted to the Executive Officer. The fair value of the stock acquisition rights shall be calculated by using the Black-Scholes Model based on some conditions to be applied on the Allotment Date.

The Allotment Price shall be the fair value of stock acquisition rights and the allotment of stock acquisition rights shall not fall under the category of an allotment of the stock acquisition rights at specially favorable conditions. The remuneration, the amount of which shall be equal to the price to be paid in exchange for stock acquisition rights as stated above, will be paid by the Company to the person to pay such price shall be offset by the rights of such person.

(6)	The value of assets to be contributed upon exercise of each stock acquisition right

The value of assets to be contributed upon exercise of each stock acquisition right shall be one (1) yen per share to be acquired upon exercise of each stock acquisition right, multiplied by the Number of Shares Acquired.

(7)	Exercise period of stock acquisition rights

From March 26, 2020 to March 25, 2050

(8)	Matters regarding stated capital and capital reserves increased due to the issuance of shares upon exercise of stock acquisition rights

(i)

The increased amount of stated capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights will be one half (1/2) of the maximum amount of increase of stated capital, etc. to be calculated in accordance with Article 17, Paragraph 1 of the Companies Accounting Regulations (Kaisha Keisan Kisoku). Any fractional amount of less than one (1) yen resulting from such calculation will be rounded up to one (1) yen.

(ii)

The increased amount of capital reserves to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be the maximum amount of increases of stated capital, etc., mentioned in (i) above, after the subtraction of increased amount of stated capital mentioned in (i) above.

(9)	Restrictions on acquisition of stock acquisition rights by transfer

The stock acquisition rights cannot be acquired through transfer, unless such acquisition is expressly approved by a resolution of the Board of Directors.

(10)	Conditions for exercise of stock acquisition rights

(i)

Those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a Director or an Executive Officer of the Company.

(ii)

In the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

(iii)	Besides the above, other conditions shall be stipulated in an agreement to be executed between the Company and the Holder, based on the resolution of the Board of Directors’ meeting.

(11)	Events regarding the Company’s acquisition of stock acquisition right

If a proposal for the approval of a merger agreement under which the Company will become an extinguishing company or a proposal for the approval for a share exchange agreement or a share transfer plan under which the Company will become a wholly owned subsidiary is approved by the Company’s shareholders at a Meeting of Shareholders (or by the Board of Directors if no resolution of a Meeting of Shareholders is required for such approval), the Company will be entitled to acquire the share options, without compensation, on a date separately designated by the Board of Directors.

(12)	Treatment of the stock acquisition rights upon restructuring transaction

If the Company conducts a merger (limited to the case where the Company is dissolved due to the merger), or a share exchange or transfer (both, limited to the case where the Company becomes a wholly-owned subsidiary) (collectively, the “Structural Reorganization”), the Company shall, in each of the above cases, allot stock acquisition rights of any of the relevant companies listed in “a” through “e” of Article 236, Paragraph 1, Item 8 of the Company Law (the “Reorganized Company”) to the Holders holding the stock acquisition rights remaining at the time immediately preceding the effective date of the relevant Structural Reorganization (the “Remaining Stock Acquisition Rights”) (the effective date of the relevant Structural Reorganization shall mean, in the case of a merger, the date on which the merger becomes effective; in the case of a consolidation; the date of establishment of a newly-incorporated company through consolidation; in the case of a share exchange, the date on which the share exchange becomes effective; and in the case of a share transfer, the date of establishment of a wholly-owning parent company through the share transfer; hereinafter the same shall apply). Provided, however, that the foregoing shall be on the condition that transfer of such stock acquisition rights by the Reorganized Company in accordance with each of the following items is stipulated in a merger agreement, a consolidation agreement, a share exchange agreement or a share transfer plan.

(i)	Number of stock acquisition rights of the Reorganized Company to be allotted:

A number equal to the number of the Remaining Stock Acquisition Rights held by the Holder shall be transferred to such Holder.

(ii)	Class of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights:

Common stock of the Reorganized Company.

(iii)	Number of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights:

To be determined in accordance with (4) above, taking into consideration, among others, the conditions of Structural Reorganization.

(iv)	Value of assets to be contributed upon exercise of each stock acquisition right:

The value of assets to be contributed upon exercise of each stock acquisition right to be allotted shall be the amount obtained by multiplying (x) the exercise price after reorganization set forth below by (y) the number of shares of the Reorganized Company to be acquired upon exercise of the relevant stock acquisition rights as determined in accordance with (iii) above. The “exercise price after reorganization” shall be one (1) yen per share of the Reorganized Company to be acquired upon exercise of each of its stock acquisition rights.

(v)	Exercise period of stock acquisition rights:

From and including whichever is the later of (x) the commencement date of the period during which the stock acquisition rights may be exercised as provided for in (7) above or (y) the effective date of the Structural Reorganization, to and including the expiration date of the period during which the stock acquisition rights may be exercised as provided for in (7) above.

(vi)	Matters regarding stated capital and capital reserves increased due to the issuance of shares upon exercise of stock acquisition rights:

To be determined in accordance with (8) above.

(vii)	Restrictions on acquisition of stock acquisition rights by transfer:

The stock acquisition rights cannot be acquired through transfer, unless such acquisition is expressly approved by a resolution of the Board of Directors of the Reorganized Company.

(viii)	Conditions for exercise of stock acquisition rights:

To be determined in accordance with (10) above.

(ix)	Events regarding the Company’s acquisition of stock acquisition rights:

To be determined in accordance with (11) above.

(13)	Treatment in cases where certificates for stock acquisition rights are issued

No certificates shall be issued for the stock acquisition rights.

(14)	Handling of Fractions

Any fraction of a share (less than one (1) share) to be delivered to any Holder who has exercised the stock acquisition rights will be rounded down.

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.